Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

September 26, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Fundrise East Coast Opportunistic REIT, LLC Amendment No. 3 to Offering Statement on Form 1-A Filed September 13, 2024 File No. 024-12398

Dear Staff of the Division of Corporation Finance:

This letter is submitted on behalf of Fundrise East Coast Opportunistic REIT, LLC (the “Company”) in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 25, 2024 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A filed with the Commission on September 13, 2024 (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company.

The Company is filing an amendment to the Offering Statement (the “Amendment”) concurrently with the filing of this letter to include the responses noted below and other changes.

For your convenience, the Staff’s comment has been reproduced in bold italics herein with the response immediately following the comment. Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement, as amended.

Amendment No. 3 to Offering Statement on Form 1-A

General

1.	We note your revised disclosures in response to prior comment 3. We note that although you reference a website specific to you, you also continue to refer your investors to the general Fundrise Platform throughout your document rather than to your specific website. In this regard, we note that it continues to appear that you are relying on the Fundrise Platform in connection with this offering. For example, we note your statements that the Fundrise Platform is where you will be "primarily" offering your common shares, as well as your disclosures that investors can create a new account or log into an existing account on the Fundrise Platform, and that acceptance of subscriptions would be completed via the Fundrise Platform. You also state that if you suspend your redemption plan, you will post such information on the Fundrise Platform. We also note your disclosures that an eReit is "only available to investors via the internet on the Fundrise Platform," and that it is the site where investors can "browse and screen real estate investments," "view details of an investment," "sign legal documents," and based on your subscription agreement, where investors should go to return tax forms and submit agreements, including the subscription agreement. Please revise your disclosures throughout to refer your investors to your specific website rather than the general Fundrise Platform, or advise.

In response to the Staff’s comment, the Amendment updates the Offering Statement to refer investors to the Company’s specific website rather than the general Fundrise Platform.

* * * * *

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (617) 570-1039 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ David Roberts

David Roberts

cc:	Via E-mail
Benjamin S. Miller, Chief Executive Officer
Bjorn J. Hall, General Counsel and Secretary
Benjamin St. Angelo, Senior Corporate Counsel
Rise Companies Corp.

Chloe Pletner, Esq.
Goodwin Procter LLP